                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

(mark one):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ______________ to ______________

Commission file number  001-10109
                       ------------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             BECKMAN INSTRUMENTS, INC. SAVINGS AND INVESTMENT PLAN

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           BECKMAN INSTRUMENTS, INC.
                             2500 Harbor Boulevard
                          Fullerton, California 92834

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                             PAGE
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:
Statement of net assets available for benefits as of December 31, 1996         3
Statement of net assets available for benefits as of December 31, 1995         4
Statement of changes in net assets available for benefits
  for the year ended December 31, 1996                                         5
Statement of changes in net assets available for benefits
  for the year ended December 31, 1995                                         6
Notes to financial statements for the years ended
  December 31, 1996 and 1995                                                   7

SUPPLEMENTAL SCHEDULES:
Line 27a - Schedule of assets held for investment purposes as of
December 31, 1996                                                             13

Line 27d - Schedule of reportable single transactions for the year ended
December 31, 1996                                                             15

Line 27d - Schedule of reportable series of transactions for the year
ended December 31, 1996                                                       16

INDEPENDENT AUDITORS' REPORT




To the Corporate Benefits Committee of
  Beckman Instruments, Inc. Savings and Investment Plan:


We have audited the accompanying statements of net assets available for benefits of Beckman Instruments, Inc. Savings and Investment Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is also presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP
-------------------------
    Deloitte & Touche LLP

June 5, 1997

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                -----------------------------------------------------------------------------------
                                                 BECKMAN      BALANCED       INTEREST       EQUITY        INDEX       INTERNATIONAL
                                                STOCK FUND      FUND       INCOME FUND       FUND          FUND        EQUITY FUND

ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                  $29,746,381   $     -       $       -     $     -       $     -         $    -


  Mutual funds                                                 32,216,698                  64,761,502     19,591,426     4,586,576
  Participant loans receivable
Investments, at contract value (Notes 3 and 4):
  Group contracts with insurance companies                                   47,812,253
  Bank investment contracts                                                  45,623,243
                                                -----------   -----------   -----------   -----------   ------------    ----------

    Total investments                            29,746,381    32,216,698    93,435,496    64,761,502     19,591,426     4,586,576

Cash and cash equivalents                            59,147                   3,599,691             2
Contributions receivable                              1,898         4,232        11,701         2,578          1,308         1,016
Other receivables                                     1,407        39,561        26,959        68,906         37,486
                                                -----------   -----------   -----------   -----------   ------------    ----------

    Total assets                                 29,808,833    32,260,491    97,073,847    64,832,988     19,630,220     4,587,592

LIABILITIES -
  Amounts payable for investments                                                                                           34,229
                                                -----------   -----------   -----------   -----------   ------------    ----------

NET ASSETS AVAILABLE FOR BENEFITS               $29,808,833   $32,260,491   $97,073,847   $64,832,988   $ 19,630,220    $4,553,363
                                                ===========   ===========   ===========   ===========   ============    ==========







                                                -----------------------------
                                                  PARTICIPANT  DISBURSEMENT
                                                     LOANS         FUND            TOTAL

ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                     $    -       $    -         $ 29,746,381


  Mutual funds                                                                  121,156,202
  Participant loans receivable                      4,738,363                     4,738,363
Investments, at contract value (Notes 3 and 4):
  Group contracts with insurance companies                                       47,812,253
  Bank investment contracts                                                      45,623,243
                                                   ----------   ------------   ------------

    Total investments                               4,738,363                   249,076,442

Cash and cash equivalents                              15,993        270,598      3,945,431
Contributions receivable                                                             22,733
Other receivables                                                      2,440        176,759
                                                   ----------   ------------   ------------

    Total assets                                    4,754,356        273,038    253,221,365

LIABILITIES -
  Amounts payable for investments                                                    34,229
                                                   ----------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                  $4,754,356   $    273,038   $253,187,136
                                                   ==========   ============   ============




See accompanying notes to financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1995
--------------------------------------------------------------------------------



                                                                   SUPPLEMENTAL INFORMATION BY FUND
                                                 ---------------------------------------------------------------------------
                                                    BECKMAN       BALANCED       INTEREST        EQUITY          INDEX
                                                  STOCK FUND        FUND       INCOME FUND        FUND            FUND

ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                   $ 25,471,238   $      -       $     -        $     -         $     -

  Mutual funds                                                    26,675,879                     46,826,536      8,053,764
  Participant loans receivable
Investments, at contract value (Notes 3 and 4):
  Group contracts with insurance companies                                       65,554,038
  Bank investment contracts                                                      23,448,535
                                                 ------------   ------------   ------------   ------------    ------------

    Total investments                              25,471,238     26,675,879     89,002,573     46,826,536       8,053,764


Cash and cash equivalents                              44,534         21,870      3,508,752            885           3,549
Contributions receivable                               89,914        115,093        279,934        163,975          55,406
Other receivables                                     164,496        603,339        755,768         33,127          (1,045)
                                                 ------------   ------------   ------------   ------------    ------------

    Total assets                                   25,770,182     27,416,181     93,547,027     47,024,523       8,111,674

LIABILITIES:
Amounts payable for investments                        90,049        602,698              9              1           7,527
Transfers (receivable) payable from other
funds                                                  (6,396)       (16,975)       (36,726)       (59,221)         (4,396)
                                                 ------------   ------------   ------------   ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 25,686,529   $ 26,830,458   $ 93,583,744   $ 47,083,743    $  8,108,543
                                                 ============   ============   ============   ============    ============





                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                 -------------------------------------------
                                                 INTERNATIONAL   PARTICIPANT    DISBURSEMENT
                                                   EQUITY FUND      LOANS           FUND              TOTAL

ASSETS:
Investments, at fair value (Note 4):
  Common stock of Plan sponsor                      $    -       $     -       $      -         $ 25,471,238

  Mutual funds                                        906,920                                     82,463,099
  Participant loans receivable                                    2,714,548                        2,714,548
Investments, at contract value (Notes 3 and 4):
  Group contracts with insurance companies                                                        65,554,038
  Bank investment contracts                                                                       23,448,535
                                                    ---------    ----------    -------------    ------------

    Total investments                                 906,920     2,714,548                      199,651,458


Cash and cash equivalents                                                12          273,126       3,852,728
Contributions receivable                               16,364                                        720,686
Other receivables                                       4,602             8              (56)      1,560,239
                                                    ---------    ----------    -------------    ------------

    Total assets                                      927,886     2,714,568          273,070     205,785,111

LIABILITIES:
Amounts payable for investments                         5,943                              3         706,230
Transfers (receivable) payable from other
funds                                                  (2,126)      125,840
                                                    ---------    ----------    -------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                   $ 924,069    $2,588,728    $     273,067    $205,078,881
                                                    =========    ==========    =============    ============


See accompanying notes to financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------



                                                                       SUPPLEMENTAL INFORMATION BY FUND
                                         ------------------------------------------------------------------------------------------
                                             BECKMAN       BALANCED         INTEREST      EQUITY           INDEX      INTERNATIONAL
                                           STOCK FUND        FUND         INCOME FUND      FUND             FUND       EQUITY FUND

Additions to plan assets attributed to:
  Net appreciation in fair value of
    investments (Note 4)                 $  2,344,115    $  1,992,963    $     57,974   $ 11,329,567   $  2,427,143   $   400,421


    Dividends                                 387,248       1,130,341         519,280      1,403,333        318,495       113,018
    Interest                                   26,862          51,000       5,864,287         92,558         33,560         6,694
                                         ------------    ------------    ------------   ------------   ------------   -----------

      Total investment income               2,758,225       3,174,304       6,441,541     12,825,458      2,779,198       520,133

  Contributions:
    Beckman Instruments, Inc.               1,468,660         162,189       2,164,536        205,484        205,193       130,513
    Employees                               1,152,094       2,861,197       3,586,622      4,508,542      2,167,290       892,344
                                         ------------    ------------    ------------   ------------   ------------   -----------

      Total contributions                   2,620,754       3,023,386       5,751,158      4,714,026      2,372,483     1,022,857

  Participant loan repayments                 177,391         166,448         320,298        314,396        132,206        74,584
  Transfer from Hybritech's Savings
    Plan (Note 1)                                           2,949,632       4,838,094      3,824,329      3,401,715
                                         ------------    ------------    ------------   ------------   ------------   -----------


        Net additions                       5,556,370       9,313,770      17,351,091     21,678,209      8,685,602     1,617,574

Participant loan withdrawals                 (139,437)       (475,147)       (783,803)      (976,020)      (229,684)      (44,529)

Deductions from plan assets
attributed to distributions
  of benefits                                (533,519)       (355,524)     (1,738,063)      (673,143)      (112,862)      (14,802)
Administrative expenses
  and other                                      (191)            (10)           (335)           (12)           (26)
                                         ------------    ------------    ------------   ------------   ------------   -----------

        Net deductions                       (673,147)       (830,681)     (2,522,201)    (1,649,175)      (342,572)      (59,331)
                                         ------------    ------------    ------------   ------------   ------------   -----------

Net increase (decrease) in net
assets available for benefits
prior to interfund transfers                4,883,223       8,483,089      14,828,890     20,029,034      8,343,030     1,558,243

Net assets available for benefits,
  beginning of year                        25,686,529      26,830,458      93,583,744     47,083,743      8,108,543       924,069

Net interfund transfers                      (760,919)     (3,053,056)    (11,338,787)    (2,279,789)     3,178,647     2,071,051
                                         ------------    ------------    ------------   ------------   ------------   -----------

Net assets available for benefits,
  end of year                            $ 29,808,833    $ 32,260,491    $ 97,073,847   $ 64,832,988   $ 19,630,220   $ 4,553,363
                                         ============    ============    ============   ============   ============   ===========







                                         -------------------------------
                                            PARTICIPANT     DISBURSEMENT
                                              LOANS             FUND            TOTAL

Additions to plan assets attributed to:
  Net appreciation in fair value of
    investments (Note 4)                 $          -     $          -     $  18,552,183


    Dividends                                                                  3,871,715
    Interest                                   48,620           27,603         6,151,184
                                         ------------     ------------     -------------

      Total investment income                  48,620           27,603        28,575,082

  Contributions:
    Beckman Instruments, Inc.                                                  4,336,575
    Employees                                                                 15,168,089
                                         ------------     ------------     -------------

      Total contributions                                                     19,504,664

  Participant loan repayments              (1,185,323)
  Transfer from Hybritech's Savings
    Plan (Note 1)                                                             15,013,770
                                         ------------     ------------     -------------


        Net additions                      (1,136,703)          27,603        63,093,516

Participant loan withdrawals                2,648,620

Deductions from plan assets
attributed to distributions
  of benefits                                  (4,796)     (11,551,769)      (14,984,478)
Administrative expenses
  and other                                        (2)            (207)             (783)
                                         ------------     ------------     -------------

        Net deductions                      2,643,822      (11,551,976)      (14,985,261)
                                         ------------     ------------     -------------

Net increase (decrease) in net
assets available for benefits
prior to interfund transfers                1,507,119      (11,524,373)       48,108,255

Net assets available for benefits,
  beginning of year                         2,588,728          273,067       205,078,881

Net interfund transfers                       658,509       11,524,344
                                         ------------     ------------     -------------

Net assets available for benefits,
  end of year                            $  4,754,356     $    273,038     $ 253,187,136
                                         ============     ============     =============




See accompanying notes to financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------



                                                                              SUPPLEMENTAL INFORMATION BY FUND
                                          ---------------------------------------------------------------------------------------
                                            BECKMAN           BALANCED          INTEREST            EQUITY             INDEX
                                          STOCK FUND            FUND           INCOME FUND           FUND               FUND

Additions to plan assets attributed to:
  Net appreciation (depreciation)
  in fair value of investments
  (Note 4)                               $  5,274,826       $  4,091,403       $    109,151       $  9,620,797       $ 1,388,747


    Dividends                                 313,209            627,423                             1,319,719           136,815
    Interest                                   11,716            728,050          6,754,031              3,004                24
                                         ------------       ------------       ------------       ------------       -----------

      Total investment income               5,599,751          5,446,876          6,863,182         10,943,520         1,525,586

Contributions:
  Beckman Instruments, Inc.                 1,283,571             18,404          2,633,146             21,781            17,990
  Employees                                   997,917          2,888,728          4,260,147          4,154,058         1,178,307
                                         ------------       ------------       ------------       ------------       -----------

      Total contributions                   2,281,488          2,907,132          6,893,293          4,175,839         1,196,297

  Participant loan repayments                   1,723              5,530              8,402              9,155             2,002
                                         ------------       ------------       ------------       ------------       -----------

        Net additions                       7,882,962          8,359,538         13,764,877         15,128,514         2,723,885

Participant loan withdrawals                 (162,292)          (522,769)          (959,179)          (934,448)         (160,375)

Deductions from plan assets
  attributed to distributions
  of benefits                              (1,751,092)        (1,338,721)        (8,260,249)        (2,739,861)         (202,647)
Administrative expenses and
  other                                          (232)              (245)           (25,157)               (60)
                                         ------------       ------------       ------------       ------------       -----------

        Net deductions                     (1,913,616)        (1,861,735)        (9,244,585)        (3,674,369)         (363,022)
                                         ------------       ------------       ------------       ------------       -----------

Net increase (decrease) in net
  assets available for benefits
  prior to interfund transfers              5,969,346          6,497,803          4,520,292         11,454,145         2,360,863

Net assets available for benefits,
  beginning of year                        20,062,297         20,178,367         92,316,403         36,670,869         3,419,448

Net interfund transfers                      (345,114)           154,288         (3,252,951)        (1,041,271)        2,328,232
                                         ------------       ------------       ------------       ------------       -----------

Net assets available for benefits,
  end of year                            $ 25,686,529       $ 26,830,458       $ 93,583,744       $ 47,083,743       $ 8,108,543
                                         ============       ============       ============       ============       ===========







                                                    SUPPLEMENTAL INFORMATION BY FUND
                                          ------------------------------------------------------
                                              INTERNATIONAL       PARTICIPANT       DISBURSEMENT
                                               EQUITY FUND          LOANS              FUND                TOTAL

Additions to plan assets attributed to:
  Net appreciation (depreciation)
  in fair value of investments
  (Note 4)                                  $      (4,004)      $        -         $       -          $  20,480,920


    Dividends                                       9,804                                                 2,406,970
    Interest                                        4,402             13,410             10,791           7,525,428
                                            -------------       ------------       ------------       -------------

      Total investment income                      10,202             13,410             10,791          30,413,318

Contributions:
  Beckman Instruments, Inc.                        13,665                                                 3,988,557
  Employees                                       101,830                                                13,580,987
                                            -------------       ------------       ------------       -------------

      Total contributions                         115,495                                                17,569,544

Participant loan repayments                         1,063            (27,875)
                                            -------------       ------------       ------------       -------------

        Net additions                             126,760            (14,465)            10,791          47,982,862

Participant loan withdrawals                       (2,749)         2,741,812

Deductions from plan assets
  attributed to distributions
  of benefits                                         (31)                           (1,232,848)        (15,525,449)
Administrative expenses and
  other                                                                                    (222)            (25,916)
                                            -------------       ------------       ------------       -------------

        Net deductions                             (2,780)         2,741,812         (1,233,070)        (15,551,365)
                                            -------------       ------------       ------------       -------------

Net increase (decrease) in net
  assets available for benefits
  prior to interfund transfers                    123,980          2,727,347         (1,222,279)         32,431,497

Net assets available for benefits,
  beginning of year                                                                                     172,647,384

Net interfund transfers                           800,089           (138,619)         1,495,346
                                            -------------       ------------       ------------       -------------

Net assets available for benefits,
  end of year                               $     924,069       $  2,588,728       $    273,067       $ 205,078,881
                                            =============       ============       ============       =============




See accompanying notes to financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of Beckman Instruments, Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

     General - Beckman Instruments, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

     The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of continuous employment and 250 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Corporate Benefits Committee (the Committee), whose members are appointed by the Board of Directors of the Company.

     The Plan agreement was restated in August 1992, and the Plan document incorporates all amendments made to the Plan through August 1992. The Plan was amended effective September 1, 1995 to add the International Equity Fund as an investment option and to allow participants to direct Company contributions to any of the investment funds, as well as to provide for participant loans.

     Effective January 2, 1996, the Company acquired Hybritech Inc. In connection with this acquisition, eligible employees of Hybritech, Inc. became participants of the Plan. During 1996, Hybritech's Savings Plan was merged into the Plan, and its net assets available for benefits of $15,013,770 were transferred to the Plan.

     Contributions - Participants may elect to contribute up to 15% of their eligible compensation in the form of pretax and/or after-tax withholdings, although the combined contribution cannot exceed 15% of eligible compensation. Each participant's pretax contributions in the calendar year may not exceed $9,500 and $9,240 in 1996 and 1995, respectively.

     Company matching contributions to the Plan are allocated to participants based on a specified percentage of actual employee contributions. Forfeitures of the Company match will be first used to reinstate previously forfeited balances of certain former employees who are re-employed by the Company and then will be used to reduce future Company contributions.

     Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company matching contributions, and earnings on all contributions.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------


     Investment Options - Participants have a choice of six different investment funds for their contributions. Effective January 1, 1995, Company contributions may be directed to any of the six different investment funds. Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options effective as of the first day of each month and to transfer their account balances among the different investment funds on a daily basis.

     Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

     The following description of each investment fund has been extracted from information contained in the fund's prospectus:

        Beckman Stock Fund - The Beckman Stock Fund is invested in Beckman Instruments, Inc. common stock.

        Balanced Fund - The Balanced Fund is invested primarily in stocks, bonds and cash. The stock portfolio consists of large, intermediate and small companies. The bond portfolio consists of U.S. Treasury, U.S. Agency and corporate issues. The Balanced Fund is managed by Brinson Partners, Inc. under the name U.S. Balanced Fund.

        Interest Income Fund - The Interest Income Fund is invested in a portfolio of group annuity contracts issued by major insurance companies and investment contracts with banks.

        Equity Fund - The Equity Fund is invested in a portfolio of common stocks to meet the objective of long-term growth of capital and income. The Equity Fund is managed by The Vanguard Group under the name Windsor Fund.

        Index Fund - The Index Fund invests in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index. The Index Fund is managed by The Vanguard Group under the name Vanguard Index Trust-500 Portfolio. During May 1996, the name changed to Vanguard Institutional Index Fund.

        International Equity Fund - The International Equity Fund invests in stocks and other equity-based forms of investment in companies operating principally outside of the United States. The International Equity Fund is managed by Templeton Franklin Investment Services under the name Templeton Funds Inc. Foreign Fund.

     Participant Loans - Effective September 25, 1995, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Repayment is generally required within 5 years or up to 15 years for the purchase of a

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------


     principal residence. The loans are secured by the balance in the participants' account and bear interest at a rate commensurate with market interest rates for similar loans as determined by the Plan committee (9.25% at December 31, 1996 for new loans).

     Benefits and Vesting - Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability or death. Upon death, a lump-sum distribution is made during the year of death. If total vested value is greater than $3,500, the participants may elect to postpone their lump-sum distribution until the year following the year they attain age 70-1/2.

     Participants' interests in the Company's contributions, income, gains and losses on investments become fully vested following completion of three years of service. Participants also become fully vested upon reaching normal retirement age, permanent layoff, death or permanent disability. Participants immediately vest in the value of their contributions.

     Benefits Payable - At December 31, 1996 and 1995, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $1,006,298 and $1,006,121, respectively. Such amounts are not considered liabilities for financial reporting purposes, and accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 1996 and 1995.

     Continuation of the Plan - The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investment Valuation - Investments are stated at fair value except for guaranteed investment contracts which are stated at contract value (Note
     3). The fair value of the common stock is based upon quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------



     Expenses of the Plan - Principally all of the Plan's administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $415,000 and $605,000 for the years ended December 31, 1996 and 1995, respectively.


3.   VALUATION OF INVESTMENT CONTRACTS

     The Plan's guaranteed investment contracts are fully benefit-responsive and have an estimated fair value of approximately $97,369,000 and $94,729,000 at December 31, 1996 and 1995, respectively. The Plan's guaranteed investment contracts earn interest at rates ranging from 6.582% to 8.000% at December 31, 1996.


4.   ASSETS HELD FOR INVESTMENT

     Information regarding assets held for investment as of December 31, 1996 and 1995 is as follows:

                                                    1996                                1995
                                        -------------------------------     -----------------------------
                                                          FAIR/CONTRACT                    FAIR/CONTRACT
                                            COST               VALUE           COST            VALUE
        Common stock -
          Beckman
            Instruments, Inc.           $ 20,313,039      $ 29,746,381      $17,380,744      $25,471,238

        Mutual funds:
        Brinson U.S. Balanced Fund        31,819,726        32,216,698       26,785,285       26,675,879
        Vanguard Windsor Fund             55,340,271        64,761,502       43,121,091       46,826,536
        Vanguard Institutional
          Index Fund(formerly
          Vanguard Index
        Trust - 500 Portfolio)            18,227,592        19,591,426        6,720,474        8,053,764
        Templeton Funds Inc.
          Foreign Fund                     4,299,515         4,586,576          929,634          906,920
                                        ------------      ------------      -----------      -----------

                Total mutual funds       109,687,104       121,156,202       77,556,484       82,463,099

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------



                                                        1996                             1995
                                        --------------------------------     ------------------------------
                                                           FAIR/CONTRACT                     FAIR/CONTRACT
                                             COST             VALUE              COST             VALUE
Interest Income Fund:
  Bank investment contracts:
    Credit Suisse Financial             $  5,796,644      $  5,796,644       $     -          $      -
    Credit Suisse
      77441-01 GIC                         9,937,125         9,937,125
    UBS Agreement -
      Contract 2077                        8,885,748         8,885,748         9,644,638         9,644,638
    Citibank Contract #1                  10,977,997        10,977,997        12,786,208        12,786,208
    Lehman GIC
      #101121895G                         10,025,729        10,025,729         1,017,689         1,017,689
                                        ------------      ------------      ------------      ------------

                                          45,623,243        45,623,243        23,448,535        23,448,535

  Group insurance contracts:
    John Hancock - GAC 7543               17,856,155        17,856,155        16,591,856        16,591,856

    Metropolitan Life Plan - 13014        16,556,014        16,556,014        25,549,405        25,549,405
    Prudential - GA6430-212                                                   11,011,548        11,011,548

    People's Security Life:

      GIC-BDA00039TR-5                     3,850,208         3,850,208
      FGIC Policy 92010300,
        Contract 2983                      6,773,314         6,773,314
      Contract
        #BDA00039TR-4                      2,776,562         2,776,562
      Placement 3 Carg
        1995 - M1 A1                                                           9,368,847         9,368,847
      Placement 4 FGSB
        6 1/2 TBA                                                              3,032,382         3,032,382
                                        ------------      ------------      ------------      ------------
                                          47,812,253        47,812,253        65,554,038        65,554,038
                                        ------------      ------------      ------------      ------------

        Total Interest Income
          Fund                            93,435,496        93,435,496        89,002,573        89,002,573

Participant loans
  receivable                               4,738,363         4,738,363         2,714,548         2,714,548
                                        ------------      ------------      ------------      ------------

          Total assets held
            for investments             $228,174,002      $249,076,442      $186,654,349      $199,651,458
                                        ============      ============      ============      ============

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 (CONTINUED)
--------------------------------------------------------------------------------



     The Plan's investments (including investments bought, sold and held) appreciated (depreciated) in value during the years ended December 31, 1996 and 1995 as follows:

                                                        1996              1995
Net appreciation (depreciation) in fair value:
  Beckman Stock Fund                                $ 2,344,115      $  5,274,826
  Balanced Fund                                       1,992,963         4,091,403
  Interest Income Fund                                   57,974           109,151
  Equity Fund                                        11,329,567         9,620,797
  Index Fund                                          2,427,143         1,388,747
  International Equity Fund                             400,421            (4,004)
                                                    -----------      ------------

                                                    $18,552,183      $ 20,480,920
                                                    ===========      ============


5.   TAX STATUS

     The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated October 1, 1990. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                              SHARES                        CURRENT
DESCRIPTION OF INVESTMENT                    OR UNITS       COST             VALUE
COMMON STOCK -
  Beckman Instruments, Inc.                  775,150      $20,313,039      $29,746,381

BALANCED FUND -
  Brinson Partners U.S. Balanced Fund      2,730,229       31,819,726       32,216,698

EQUITY FUND -
  Vanguard Windsor Fund                    3,903,647       55,340,271       64,761,502

INDEX FUND -
  Vanguard Institutional Index Fund          284,511       18,227,592       19,591,426

INTERNATIONAL EQUITY FUND -
  Templeton Funds Inc. Foreign Fund          442,720        4,299,515        4,586,576

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1996 (CONTINUED)
--------------------------------------------------------------------------------

                                    INTEREST  MATURITY                     CURRENT
DESCRIPTION OF INVESTMENT             RATE      DATE          COST          VALUE
INTEREST INCOME FUND
Bank investment contracts:
  Credit Suisse Financial            7.500%   12/15/01   $  5,796,644   $  5,796,644
  Credit Suisse 77441-01 GIC         7.450%   12/15/01      9,937,125      9,937,125
  UBS Agreement - Contract 2077      6.000%   7/15/02       8,885,748      8,885,748
  Citibank Contract #1               6.410%   9/1/09       10,977,997     10,977,997
  Lehman GIC #101121895G             6.305%   12/17/01     10,025,729     10,025,729
                                                         ------------   ------------
      Total bank investment
        contracts                                          45,623,243     45,623,243

Group insurance contracts:
  John Hancock - GAC 7543            7.620%   2/27/98      17,856,155     17,856,155
  Metropolitan Life Plan - 13014     8.000%   6/15/98      16,556,014     16,556,014
  People's Security Life:
    GIC - BDA00039TR-5               6.582%   11/1/03       3,850,208      3,850,208
    FGIC Policy 92010300,
    Contract 2983                    5.837%   8/25/25       6,773,314      6,773,314
    Contract #BDA00039TR-4           5.837%   8/1/02        2,776,562      2,776,562
                                                         ------------   ------------
      Total group insurance
       contracts                                           47,812,253     47,812,253

Participant loans receivable
(interest ranging from
9.0% to 9.25%)                                              4,738,363      4,738,363
                                                         ------------   ------------

        Total investments                                $228,174,002   $249,076,442
                                                         ============   ============

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN

LINE 27d - SCHEDULE OF REPORTABLE SINGLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                                         CURRENT
                                                                                                         VALUE OF
                                                                                                         ASSET ON
    IDENTITY OF                                         PURCHASE                          COST OF      TRANSACTION    NET GAIN
  PARTY INVOLVED       DESCRIPTION OF ASSET               PRICE       SELLING PRICE        ASSET           DATE        (LOSS)
Vanguard                Interim Fund                    $10,657,097    $      -      $    10,657,097   $ 10,657,097   $     -


Vanguard                Interim Fund                                    10,648,670        10,657,097     10,648,670      (8,427)

Vanguard                Institutional Index Fund         10,648,670                       10,648,670     10,648,670

Vanguard                Index 500 Fund                                  10,657,097         8,752,862     10,657,097   1,904,235

Metropolitan Life Plan  Contract #13014                                 11,000,170        11,000,170     11,000,170


Mellon Bank NA          TBC Inc. Pooled Employee
                          Funds Daily Liquidity Fund                    11,606,851        11,606,851     11,606,851

Prudential              Contract #6430-212                              11,367,782        11,367,782     11,367,782

BECKMAN INSTRUMENTS, INC.
SAVINGS AND INVESTMENT PLAN



LINE 27D - SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                           CURRENT
                                                                                                           VALUE OF
                                                                                                           ASSET ON
  NO. OF        IDENTITY OF                                  PURCHASE                        COST OF      TRANSACTION
TRANSACTIONS  PARTY INVOLVED    DESCRIPTION OF ASSETS         PRICE      SELLING PRICE        ASSET          DATE      NET GAIN
    83       Vanguard          Windsor Fund                $ 10,410,743     $     -      $  10,410,743   $10,410,743   $    -

   108       Vanguard          Institutional Index Fund      19,283,887                     19,283,887    19,283,887

    7        Vanguard          Index 500 Fund                               11,264,524       9,255,542    11,264,524   2,008,982

   115       Mellon Bank N A   EB Temporary Investment
                                Fund                                        18,183,769      18,183,769    18,183,769

   128       Mellon Bank N A   EB Temporary Investment
                                Fund                         15,954,046                     15,954,046    15,954,046

   208       Mellon Bank N A   TBC Inc. Pooled Employee
                                Funds Daily Liquidity
                                Fund                         39,620,530                     39,620,530    39,620,530

   184       Mellon Bank N A   TBC Inc. Pooled Employee
                                Funds Daily Liquidity
                                Fund                                        35,713,552      35,713,552    35,713,552

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                BECKMAN INSTRUMENTS, INC.
                                SAVINGS AND INVESTMENT PLAN

                                By: Beckman Instruments, Inc.
                                    Benefits Committee

Date: June 25, 1997             By: /s/ Fidencio M. Mares
                                    ---------------------------------
                                    Fidencio M. Mares
                                    Committee Chairman
                                    Vice President -- Human Resources

                               INDEX TO EXHIBITS

Exhibit                                                         Sequential
Number          Description                                     Page Number
-------         -----------                                     -----------
23.1            Consent of Deloitte & Touche LLP                19